

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 29, 2013

Via E-mail
Mr. Douglas L. Martin
Chief Financial Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

      Re: **Newell Rubbermaid Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 1-09608

Dear Mr. Martin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements

Note 13 – Employee Benefits and Retirement Plans, page 77

1.   We note you made a significant contribution to your domestic pension plans in 2013. Based on your 2012 expected rate of return on plan assets of 8.25% for domestic plans, it appears your fiscal year 2013 contribution may have a significant favorable impact on earnings. To the extent material, please disclose and discuss the impact of significant pension contributions on earnings in MD&A in future filings.

2.   We note your expected rate of return on plan assets for domestic plans has remained constant at 8.25% for all periods presented. We further note your mix of plan assets appears to be relatively balanced between equities and fixed income investments. Given investment returns of the past decade, we note that the expected rates of return on plan assets assumed by most similarly situated marketplace participants has trended downward in recent years. Please more fully explain to us how you concluded that your 8.25% expected rate of return is reasonable.

3.   We note your international benefit plan investments include a category referred to as "other government." We also note this category of investments shifted from Level 1 to Level 2 in the fair value hierarchy during 2012. To the extent these investments include material amounts of European sovereign debt, please revise future filings to disclose and discuss the concentration of risk associated with such investments. Please refer to ASC 715-20-50-1d(5) for guidance.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief